Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

May 28, 2010

VIA:                      EDGAR

Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549
Attn: Phil Rothenberg, Esq.

RE:           Sunshine Biopharma, Inc.;
Your Letter Dated May 3, 2010;
Schedule 14C
Filed April 21, 2010
SEC File No. 000-52898

Dear Mr. Rothenberg:

In response to your letter, above referenced, below please find the responses of the above referenced issuer (the “Company” or the “Registrant”). Each response coincides with the numbered comment in your letter.

General

Comment No. 1

In the referenced transaction, Mountain West Business Solutions, Inc. (“MWBS”) acquired Sunshine.  Pursuant to the Colorado Revised Statutes, Section 7-106-202, the Board of Directors is authorized to cause shares of a corporation’s securities to be issued, unless such powers are reserved for shareholders by the relevant corporation’s Articles of Incorporation.  The Articles of Incorporation of MWBS do not contain such reservation.  Pursuant to C.R.S 7-110-103, shareholder approval of the amendment to the MWBS Articles of Incorporation reflecting the name change was required.  C.R.S. 7-107-04(1)(b) provides that holders of a majority of a corporation’s issued and outstanding voting securities may consent to actions requiring shareholder approval without a meeting, provided that the relevant corporation’s Articles of Incorporation authorize the same.  Mr. Milonas, the MWBS President at the time, owned approximately 90.5% of the Company’s issued and outstanding shares at the relevant time.  There was no solicitation undertaken by the Company.

Comment No. 2

As of the date of this letter no spin off distribution to shareholders has taken place.  The relevant shares have been placed into trust, pending the filing of a relevant registration statement in anticipation of the spin off.

Securities and Exchange Commission
May 28, 2010

Purpose and Effect of the Increase in Authorized Capitalization

Comment No. 3

All of the requested additional disclosure you have requested has been incorporated into the Information Statement.  Pursuant to our recent telephone conversation, attached hereto as Attachment 1 are the revised pages to the Preliminary Schedule 14C previously filed by the Registrant.  The revisions are included in the last paragraph of page 1 of the Attachment, as well as in the last paragraph of the section entitled Other Matters on page 2 of the Attachment.

Thank you for your cooperation. If we can be of any assistance in connection with the staff’s review please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey
For the Firm

cc:  Dr. Steve N. Slilaty (via e mail only)

AIT/ddk

Attachment No. 1

Amendment to Articles of Incorporation

On April 19, 2010, our Board of Directors, by written unanimous consent, authorized and recommended that our shareholders approve the Amendment. Also on April 19, 2010, shareholders representing a majority of our voting capital stock outstanding consented in writing to the Amendment.  The purpose of the Amendment is to increase our authorized capital stock from 51,000,000 shares, consisting of 50,000,000 shares of Common Stock having a par value of $0.001 per share and 1,000,000 shares of Preferred Stock (consisting of 150,000 shares of Preferred Stock and 850,000 shares of Series “A” Preferred Stock), having a par value of $0.10 per share, to 205,000,000 shares of authorized capital, consisting of 200,000,000 shares of Common Stock having a par value of $0.001 per share and 5,000,000 shares of Preferred Stock (consisting of 4,150,000 shares of Preferred Stock and 850,000 shares of Series “A” Preferred Stock), having a par value of $0.10 per share.

The Amendment will become effective upon filing of Articles of Amendment to the Articles of Incorporation (the “Articles of Amendment”), attached hereto as Exhibit “A,” with the Secretary of State of the State of Colorado, but our Board of Directors reserves the right to not make such filing if it deems it appropriate not to do so.

Purpose and Effect of the Increase in Authorized Capitalization
(the “Increase in Authorized Capitalization”)

As of the date of this Information Statement the Company has 3,339,993 shares of its authorized Common Stock and 150,000 shares of its authorized Preferred Stock available for issuance.  The Board of Directors does not believe this is an adequate number of shares to assure that there will be sufficient shares available for issuance in connection with possible future financings, possible future acquisition transactions, possible future awards under employee benefit plans, stock dividends, stock splits and other corporate purposes.  Therefore, the Board of Directors approved the Increase in Authorized Capitalization as a means of providing it with the flexibility to act with respect to the issuance of Common Stock or Preferred Stock or securities exercisable for, or convertible into, Common Stock or Preferred Stock in circumstances which it believes will advance the interests of the Company and its stockholders without the delay of seeking an amendment to the Articles of Incorporation at that time.

The Increase in Authorized Capitalization will not have any immediate effect on the rights of existing stockholders.  However, under the laws of the State of Colorado, authorized, unissued and unreserved shares may be issued for such consideration (not less than par value) and for such purposes as the Board of Directors may determine without further action by the stockholders.  The issuance of such additional shares may, under certain circumstances, result in the dilution of the equity or earnings per share of the existing stockholders.

Our Board of Directors expects to undertake a private equity offering of our securities in the near future for the primary purpose of providing capital to allow us to begin regulatory approval from the U.S. Food and Drug Administration on our new drug.  As of the date of this Information Statement, while our management is in discussions with various entities to provide or assist us in raising this capital, no definitive agreement has been reached with any investment banking firm, underwriter or any other source of equity capital to provide or assist us with this potential offering.  However, it is anticipated that the per share price of any offering we undertake will be related to the then current price of our Common Stock as currently traded on the OTC Bulletin Board.  Unless we take action to increase our authorized capital we will be prohibited from pursuing any future equity capital.   In addition, management is considering entering into certain consulting agreements that may require the issuance of shares of our Common Stock as consideration for the services to be performed.  In this regard management is negotiating agreements with five (5) potential consultants including financial consulting and public relations companies and based upon current discussions it is estimated that we will be required to issue up to approximately 1,700,000 shares of our Common Stock as consideration for these agreements.  The Board of Directors has no other current plans to authorize the issuance of additional shares of Common Stock or Preferred Stock or securities exercisable for, or convertible into, Common Stock or Preferred Stock. The approval of the Increase in Authorized Capitalization will give the Board of Directors more flexibility to pursue opportunities to engage in possible future financing transactions involving Common Stock or Preferred Stock or securities convertible into Common Stock or Preferred Stock.  However, at this time, no decision to proceed with any such convertible into 20 shares of Common Stock at the election of the holder.  On that date, shareholders representing 36,523,061 shares (78.3%) entitled to vote at a meeting, which is a majority of the shares outstanding, consented in writing to the Amendment.

Security Ownership Of Certain
Beneficial Owners And Management

The following table sets forth certain information regarding ownership of our Company's Common Stock as of April 19, 2010, the Record Date by (i) each person known to the Company to own beneficially more than 5% of our Common Stock, (ii) each director, (iii) each executive officer, and (iv) all directors and executive officers as a group.  Share ownership is deemed to include all shares that may be acquired through the exercise or conversion of any other security immediately or within the next sixty days.  Such shares that may be so acquired are also deemed outstanding for purposes of calculating the percentage of ownership for that individual or any group of which that individual is a member.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address Of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class

Common	Dr. Steve N. Slilaty(1) 579 rue Lajeunesse Laval, Quebec Canada H7X 3K4	34,343,567(2)	73.6%

Common	Michele Di Turi(1) 3100 Boulevard Des Gouverneurs Laval, Quebec Canada H7E 5J3	1,945,121(3)	4.2%

Common	Camille Sebaaly(1) 14464 Gouin W, #B Montreal, Quebec Canada H9H 1B1	234,373	*

Common	All Officers and Directors As a Group (3 persons)	36,523,061(2) (3)	78.3%
_________________________
*	Less than 1%
(1)	Officer and Director of our Company.
(2)
Includes 17,109,194 shares held in the name of Advanomics Corporation and 850,000 shares of Series “A” Convertible Preferred Stock that is convertible into 17,000,000 shares of Common Stock held in the name of Advanomics Corporation. Dr. Slilaty is an officer, director and principal shareholder of Advanomics Corporation.

(3)	Includes 1,710,748 shares held in the name of Sunshine Bio Investments, Inc. Mr. Di Turi is President of Sunshine Bio Investments, Inc. and as such controls the disposition of these shares.

Other Matters

No matters other than those discussed in this Information Statement are contained in the written consent signed by the holders of a majority of the voting power of the Company.

As required by Item 13(a) of Schedule 14A, copies of our audited financial statements as included in our transitional Form 10-K for the transitional period ended December 31, 2009 and our unaudited financial statements for the three month period ended March 31, 2010, as included in our Form 10-Q for the like period are included herein.